FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of April, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Exact name of registrant as specified in its charter)

10th Floor, No. 605, Chungshan Road
Hsinhua, Tainan County 712
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax Technologies Announces Pricing of Initial Public Offering,” dated March 31, 2006.

99.2	Press release entitled, “Himax Technologies Announces Issuance of Additional Shares upon Exercise of Over-Allotment Option,” dated April 13, 2006.

99.3	Press release entitled, “Himax Technologies Schedules First Quarter 2006 Results Conference Call,” dated April 25, 2006.

2

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: May 1, 2006

3

Exhibit 99.1

Himax Technologies Announces Pricing of Initial Public Offering

Tainan, Taiwan, March 31, 2006 - Himax Technologies, Inc. (the Company) (Nasdaq: HIMX) today announced the pricing of its initial public offering of 52,000,000 American depositary shares (ADSs) at US$9.00 per ADS. Each ADS represents one ordinary share of the Company. The ADSs will be quoted on the Nasdaq National Market under the symbol “HIMX.” The Company has granted to the underwriters a 30-day option to purchase an additional 7,800,000 ADSs to cover over-allotments, if any.

Morgan Stanley acted as lead underwriter of the offering, with Credit Suisse as co-lead manager, Banc of America Securities LLC, Piper Jaffray, ABN Amro Rothschild LLC and HSBC acting as co-managers. A copy of the final prospectus relating to the offering may be obtained from Morgan Stanley, Prospectus Department, 1585 Broadway, New York, NY 10036 (telephone number: +1-212-761-6775).

A registration statement relating to these securities has been filed and declared effective by the Securities and Exchange Commission on March 30, 2006. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Himax Technologies, Inc.
 Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

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Exhibit 99.2

Himax Technologies Announces Issuance of Additional Shares upon
Exercise of Over-Allotment Option

Tainan, Taiwan, April 13, 2006 - Himax Technologies, Inc. (the Company) (Nasdaq: HIMX) today announced that it has issued an additional 4,728,835 ordinary shares in the form of American depositary shares (ADSs) after the underwriters exercised their option to purchase additional ADSs to cover over-allotments in the Company’s initial public offering. Each ADS represents one ordinary share of the Company.

Morgan Stanley acted as lead underwriter of the offering, with Credit Suisse as co-lead manager, Banc of America Securities LLC, Piper Jaffray, ABN Amro Rothschild LLC and HSBC acting as co-managers. A copy of the final prospectus relating to the offering may be obtained from Morgan Stanley, Prospectus Department, 1585 Broadway, New York, NY 10036 (telephone number: +1-212-761-6775).

A registration statement relating to these securities has been filed and declared effective by the Securities and Exchange Commission on March 30, 2006. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Himax Technologies, Inc.
 Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

# # #

Exhibit 99.3

Himax Technologies Schedules First Quarter 2006
Results Conference Call

Tainan, Taiwan, April 25, 2006 - Himax Technologies, Inc. (Nasdaq: HIMX) today announced it will hold a conference call with investors and analysts on Tuesday, May 9, 2006 at 7 a.m. in Taiwan to discuss results of the Company’s first quarter 2006 and business outlook. This will be 7 p.m. in New York on Monday, May 8, 2006.

The news release announcing the first quarter 2006 results will be disseminated on May 8, 2006 after the Nasdaq stock market closes.

The dial-in number for the live audio call beginning at 7 a.m. Taiwan time on Tuesday, May 9, 2006 (7 p.m. in New York on Monday, May 8, 2006) is 1-201-689-8562 (international) or 1-877-407-0789 (U.S. domestic). A live webcast of the conference call will be available on Himax’s website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the actual call through noon on Tuesday, May 16, 2006 in Taiwan (midnight in New York on Tuesday, May 16, 2006) at www.himax.com.tw and by telephone at 1-201-612-7415 (international) or 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 200644.

About Himax Technologies, Inc.
 Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

# # #